Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR SEPTEMBER 15, 2010

(Calgary, August 20, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its September 15, 2010 cash distribution will be Cdn $0.07 per trust unit. The distribution is net of amounts withheld to finance capital expenditures and preserve financial flexibility. The ex-distribution date is August 27, 2010. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of August 31, 2010.

The distribution of Cdn $0.07 per trust unit is equivalent to approximately U.S. $0.0678 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9687. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. Cash distributions paid over the past 12 months now total Cdn $0.90 per trust unit or approximately U.S. $0.86 per trust unit.

Pengrowth would also like to update its power price hedging position, having recently added an additional 10 MW for the calendar year 2011 at a price of Cdn $48.13 per MWh. This brings Pengrowth’s total fixed power price contracts for 2011 to 15 MW at an average price of Cdn $47.33 per MWh.

Pengrowth's current 2011 natural gas and crude oil hedge positions remain unchanged at 50,021 mmBtu per day at an average price of Cdn $5.72 per mmBtu and 5,000 barrels (bbl) per day at an average price of Cdn $87.74 per bbl, respectively.

About Pengrowth:

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value through the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisitions. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889